Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-219569

Dated June 21, 2018

Relating to Preliminary Prospectus Supplement dated June 21, 2018

Tsakos Energy Navigation Limited

Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares

FINAL TERM SHEET

Dated June 21, 2018

Issuer:	Tsakos Energy Navigation Limited

Securities Offered:	Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series F Preferred Shares”)

Trade Date:	June 21, 2018

Settlement Date:	June 28, 2018 (T+5)

Offering Size:	5,400,000 Series F Preferred Shares ($135,000,000 aggregate liquidation preference) (or 6,210,000 Series F Preferred Shares ($155,250,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full)

Maturity:	Perpetual

Conversion, Exchange and Preemptive Rights:	Will not have any conversion or exchange rights, or be subject or entitled to preemptive rights.

Dividend Payment Dates:	Quarterly on January 30, April 30, July 30 and October 30, commencing October 30, 2018 (each, a “Dividend Payment Date”).

Dividends:	Will accrue and be cumulative from the date the Series F Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors.

Dividend Rate:	From and including the Settlement Date to, but excluding, July 30, 2028 (the “Fixed Rate Period”), the dividend rate for the Series F Preferred Shares will be 9.50% per annum per $25.00 of liquidation preference per share (equal to $2.375 per annum per share). From and including July 30, 2028 (the “Floating Rate Period”), the dividend rate will be a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum per $25.00 of liquidation preference per share.

Optional Redemption:	At the option of the Issuer anytime on or after July 30, 2028, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

Issue Price:	$25.00 per share

Day Count:	Fixed Rate Period: 30/360 Floating Rate Period: actual/360

Net Proceeds to the Issuer (before expenses):	$130,889,250.00 (or $150,501,375.00 if the underwriters exercise their option to purchase additional shares in full)

Joint Bookrunners:	Morgan Stanley & Co. LLC, UBS Securities LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC

Co-Managers:	Berenberg Capital Markets LLC, BNP Paribas Securities Corp. and Brock Securities LLC

Ratings:	The Series F Preferred Shares will not be rated by a nationally recognized statistical rating organization.

Listing:	The Issuer intends to file an application to list the Series F Preferred Shares on the New York Stock Exchange under the symbol “TNP PR F”.

CUSIP/ISIN:	G9108L 165 / BMG9108L1651

Changes to Preliminary Prospectus Supplement

1.    Entities affiliated with Tsakos family interests intend to purchase 180,000 of the Series F Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares sold in this offering.

2.    The underwriters will not receive a discount or commission on the sale of Series F Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares to entities affiliated with Tsakos family interests.

Any financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

***

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866- 718-1649, email: prospectus@morganstanley.com; UBS Securities LLC, Attention: Prospectus Specialist, 1285 Avenue of the Americas, New York, NY 10019, telephone: 1-888-827-7275; J.P. Morgan Securities LLC, Attention: Investment Grade Syndicate Desk, 383 Madison Avenue, New York, NY 10179, telephone: 1-212-834-4533; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146, email: prospectus@citi.com; or Credit Suisse Securities (USA) LLC, One Madison Avenue, Floor 1B, New York, NY 10010, 1-800-221-1037, email: newyork.prospectus@credit-suisse.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.